
mophie

Eduardo Alvarez / CEO
MagNet Analytics, Inc.
ealvarez@magnetkiosks.com

Technology-driven micro stores with essential products

Problem: High-value products are needed in high-traffic locations with no retail.



← West Gates
DEPARTURES
East Gates →
Time Number Train To Status Track
11:34A 56 VERMONTER ST. ALBANS STAND BY 8W
12:00P 2117 ACELA EXPRESS WASHINGTON BOARDING 13E
12:03P ACELA EXPRESS BOSTON STAND BY
12:05P 645 KEYSTONE HARRISBURG ON TIME
12:07P 3841 NE CORR SEC EWR TRENTON ON TIME
12:24P 6237 MID DIRECT SEC MONTCLAIR ON TIME
12:30P 86 REGIONAL BOSTON ON TIME
Time Number Train To Status Track
12:35P 171 REGIONAL LYNCHBURG ON TIME
12:37P 3843 NE CORR SEC EWR TRENTON ON TIME
12:43P 3243 NJCOAST SEC EWR BAYHEAD ON TIME
12:46P 6627 MID DIRECT SEC DOVER ON TIME
1:00P 2159 ACELA EXPRESS WASHINGTON ON TIME
1:03P ACELA EXPRESS BOSTON ON TIME
1:05P 3845 NE CORR SEC EWR TRENTON ON TIME
1:15P 283 EMPIRE SERVICE NIAGARA FALL ON TIME
SEC-STOPS AT SECAUCUS EWR-STOPS AT NEWARK AIRPORT
RESTAURANT

CONFIDENTIAL

MAG NET

Solution

- Network of micro stores with **essential products**.
- **High traffic** locations **with no retail**.
- World's **smallest, and most efficient**.
- **Delightful experience**.


COSÌ
mophie

Intelligent Design Enables Delightful and Smart User Experience


Purell
Wipes
Protection Kit
$3.95
more info.
Add to cart
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buy with phone
pick up at micro
store


Ham & Swiss
Sandwich
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Predictive Analytics Back End Eliminates Stock-Outs




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Central Control

Patented Container Swap
65% Replenishment Cost Reduction



Regional Contractors

Container Swap



Market & Competitive Advantages

Global self-service market is 28B and will double in 5 years.

20% Footprint
40% Cap. cost
35% Operation cost


KYLIE COSMETICS
KYLIE
BEST BUY EXPRESS
EXPRESS
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18 sf

3.5 sf

Traction


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- Tech ready and patented
- 20 Pilots $500K revenue
- Relationship with 400+ locations
- $1.5MM seed invested
- $140K received in current series A round

Financials: Stage 1 Rollout



Y1 (210 Stores)
Y2 (350 Stores)
Y3 (350 Stores)
$18
$16
$14
$12
$10
$8
$6
$4
$2
$-
$(2)
$4.44
$(0.92)
$14.36
$1.76
$15.96
$6.25
Sales MM
Accumulated Net Cash Flow

NOTE: CONTAINS FORWARD LOOKING PROJECTIONS THAT CANNOT BE GUARANTEED.

Pilot Results Monthly P&L



Direct profit 35%
COGS 41%
Credit card fee 3%
Internet 1%
Repairs 1%
Capital amortization 5%
Replenishment: 2%
Retail space rent 12%

Product Sales	$	3,500	Based on Pilots	
Marketing Revenue	$	300		
COGS	$	1,575	45% Cost	
Retail space rent	$	450		
Capital amortization	$	195	4 years	10% interest
Replenishment:	$	80	$ 40 per visit	2 visits
Repairs	$	30		
Internet	$	40		
Credit card fee	$	105	3% of sales	
Direct profit	**$**	**1,325**		

micro stores pay for themselves in 7 months

NOTE: CONTAINS FORWARD LOOKING PROJECTIONS THAT CANNOT BE GUARANTEED.

Profitable in Stage 1

Earnings in Steady State

# of kiosks		350
Direct profit per kiosk/yr	$	15,900
Total direct profit	$	5,565,000
Overhead	$	(1,096,000)
Net earnings (EBT)	$	4,469,000

NOTE: CONTAINS FORWARD LOOKING PROJECTIONS THAT CANNOT BE GUARANTEED.

Pilot proved we can scale to the top 20 US cities

2 Year Key Milestones

Milestones	New York	Los Angeles	Chicago	Houston	Las Vegas	Orlando	Philadelphia	Phoenix	San Antonio	San Diego	Dallas	San Jose	San Francisco	Denver	Seattle	Washinton DC	Boston (Base)	Baltimore	Altlanta	Miami	Quarter Total Deployments
City's Potential Locations:	100	48	33	27	20	20	19	19	18	17	16	12	10	10	10	10	10	10	10	10	
Milestones	**Kiosk Deployments per City**																				
Year 1																					
Q1																					**0**
Complete 2.2MM Investment Round																					
Start Kiosk Production																					
Finish Team Recruitment																					
Establish New Central Office and Warehouse																					
Note: Each quarter's location contracting and recruitment of regional operators is based on the following quarter's kiosk deployment plans.																					
Q2	40																10				**50**
Q3	60																				**60**
Q4		48	12																		**60**
Year 2																					
Q1			21	27	12																**60**
Q2					8	20	19	13													**60**
Q3								6	18	17	16	3									**60**
Q4												7	10	10	10	10		10	3		**60**
																				Total Deployments:	**410**

NOTES:
STARTING POINT IS AT INVESTMENT ROUND COMPLETION AND MAY VARY.
CONTAINS FORWARD LOOKING PROJECTIONS THAT CANNOT BE GUARANTEED.

Team



Eduardo Alvarez/ **CEO**



Zoe Pedulla/ **Bus. Dev.**



David Perko/ **COO**



Piotr Diduch / **CTO**



Pratush KC / **Field Tech.**



Andrew Gauvin / **Software**


mophie
MAG
NET

Raising a $2.2MM Series A

To deploy 350 stores in 18 months


Working
Capital
38%
Kiosks
62%

MAG
NET.


mophie
MAG NET

Eduardo Alvarez / CEO
MagNet Analytics, Inc.
ealvarez@magnetkiosks.com

Technology-driven micro stores with essential products

Appendix

20 Pilots => Successful Formula:
Vital Impulse Products In Places With No Retail


As seen on Shark Tank!
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lovepop


Everything POP




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MARLEY
get them here


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MARLEY
get them here
lovepop

Location Partners in Pilots

	Potential Locations
• McDonalds	500
• Disney	400
• Delaware North / Sports venues	140
• Airmall / Airports	25
• Marketplace Development / Airports	20
• Ashkenazy Acquisitions / Public Landmarks	20
• Boston Properties /Office and Retail	10

- Others: Equity Office (Stations), Grayco(subways), Simon Properties (Premium Retail),Avison Young (Stations)

MAG NET

The Timing is Right to Disrupt Retail

Tech Giants are Trying to Bridge the Gap Between Digital and Physical Stores


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BETA
Participant Entry

Value Chain


Property Managers
Consumer
AIRMALL
Westfield
Delaware North
Disney
bxp Boston Properties
Products
Hardware and Software Contractors
FreeportMetrics
KIOSK Information Systems
MagNet Proprietary Hardware & Software
MAG NET
Retail Network of Micro Stores
Brand & Products
Marketing Intelligence
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MARLEY
Product Brands

CONFIDENTIAL

Engaging Customer-Product Interactions

- View full **product information on-demand** (videos, reviews…)
- See **physical product**
- Gather consumer sentiment with **surveys**
- Collect **consumer behavior analytics**
- Enable **immediate gratification** with product or sample dispensing


mophie
MAG NET